 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(a) and Amendments Thereto
Filed Pursuant to Rule 13d-2(a)

Velocity Express Corporation
(Name of Issuer)

Common Stock, par value $0.004 per share
(Title of Class of Securities)

911498103
(CUSIP Number)

Herbert Henryson II, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
250 Park Avenue
New York, NY 10177
(212) 986-1116
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 26, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

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1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): BET ASSOCIATES, L.P. 23-2957243
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 4,166,660 shares of common stock
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- Shares
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 4,166,660 shares of common stock
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,660 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.27%
14.	TYPE OF REPORTING PERSON PN

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ITEM 1.    SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7803 Glenroy Road, Suite 200, Minneapolis, Minnesota 55439.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) This statement is being filed by BET Associates, L.P., a Delaware limited partnership ("BET" or the "Filing Person"). BRU Holdings Co., LLC, a Delaware limited liability company ("BRU"), is the sole general partner of BET and Bruce E. Toll is the sole member of BRU.

(b) The business address of each of the persons referred to in paragraph (a) is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

(c) The principal business of BET and BRU is to invest in businesses. Mr. Toll’s principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly traded company engaged primarily in the business of developing and constructing residential real estate.

(d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Toll is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

On November 26, 2003, in connection with a loan by BET to the Issuer in the amount of $6,000,000, pursuant to a Stock Purchase Agreement between the Issuer and BET and subject to the conditions set forth therein, BET purchased 416,666 shares (the "Preferred Shares"), of the Issuer’s Series I Preferred Stock, par value $0.004 per share (the "Series I Preferred Stock"), for a purchase price of $1.50 per Preferred Share. The issuance of the Preferred Shares is contingent upon approval by the Issuer’s stockholders of (i) the issuance of the Series I Preferred Stock and (ii) the amendment of the Issuer’s Certificate of Incorporation to increase the number of shares authorized for issuance to 400,000,000 shares, of which 325,000,000 shares are Common Stock and 75,000,000 shares are Preferred Stock, at a meeting of the Issuer’s stockholders or by written consent. Upon issuance, each Preferred Share will be convertible into 10 shares of Common Stock. BET used funds provided by Mr. Toll to effect the purchase of the Preferred Shares.

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ITEM 4.    PURPOSE OF TRANSACTION.

The Filing Person has acquired the Issuer’s securities for investment purposes. Depending upon the Filing Person’s conclusions regarding the prospects of the Issuer, the Filing Person may increase its investment in the Issuer through the acquisition of additional shares of Common Stock or other securities of the Issuer in the open market or otherwise, subject to availability at prices deemed favorable by the Filing Person, or may sell or otherwise dispose of any or all of the Preferred Shares, the shares of Common Stock issuable upon conversion of the Preferred Shares or other securities of the Issuer beneficially owned by it. In addition, each of the other persons identified in paragraph (a) of Item 2 may acquire shares of Common Stock or other securities of the Issuer in the open market or otherwise subject to availability at prices deemed favorable by such persons. Although the foregoing represents the range of activities presently contemplated by the Filing Person and the other persons identified in paragraph (a) of Item 2 with respect to the Issuer, the Preferred Shares and the Common Stock issuable upon conversion of the Preferred Shares and such other securities, it should be noted that the possible activities of such persons are subject to change at any time. Except as set forth above, neither the Filing Person nor any of the other persons identified in paragraph (a) of Item 2 has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) BET beneficially owns 4,166,660 shares of Common Stock, which constitutes 43.27% of the Common Stock outstanding (based upon 5,462,161 shares of Common Stock outstanding as of October 31, 2003 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended on September 27, 2003 and filed on November 17, 2003). Because BRU is the sole general partner of BET and Mr. Toll is the sole member of BRU, each of BRU and Mr. Toll may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by BET. Except as set forth in this Item 5(a), neither BRU nor Mr. Toll beneficially owns any shares of Common Stock.

(b) BET has sole voting power and power to dispose of the 4,166,660 shares of Common Stock held by BET. Except as set forth in this Item 5(b), neither BRU nor Mr. Toll has voting power or power to dispose of any shares of Common Stock.

(c) Except for the agreement to purchase 416,666 shares of Series I Preferred Stock pursuant to the Stock Purchase Agreement described in Item 3 above, neither BET nor any of the other persons identified in paragraph (a) of Item 2 has effected any transactions in the shares of Common Stock during the past 60 days.

(d) None.

(e) N/A.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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On November 26, BET entered into a Stock Purchase Agreement with the Issuer pursuant to which the Issuer agreed to sell to BET an aggregate of 416,666 Preferred Shares for a purchase price of $1.50 per share in cash, subject to certain conditions that are summarized in Item 3 above. The Stock Purchase Agreement was entered into simultaneously with the execution and delivery by BET, the Issuer and a subsidiary of the Issuer of a Note Purchase Agreement pursuant to which BET purchased a promissory note of the subsidiary in the principal amount of $6,000,000. The note issued to BET reflected an original issue discount in an amount equal to the aggregate purchase price of the Preferred Shares. The Note Purchase Agreement contains terms and conditions, including certain financial covenants of the Issuer and its subsidiaries, that are typical of similar loan transactions. The loan is secured by certain assets of the Issuer and its subsidiaries pursuant to a Security Agreement that was entered into simultaneously with the Note Purchase Agreement. In addition, BET entered into an Intercreditor Agreement with certain senior lenders to the Issuer pursuant to which, among other things, any claims of BET under the Note Purchase Agreement, the note issued thereunder or the Security Agreement are subordinated to claims of the senior lenders. In connection with the purchase of the Preferred Shares pursuant to the Stock Purchase Agreement, the Issuer and BET entered into a Registration Rights Agreement pursuant to which the Issuer agreed, under certain circumstances, to register with the Securities and Exchange Commission the shares of Common Stock that may be issued upon conversion of the Preferred Shares. A copy of the Stock Purchase Agreement, including the form of Registration Rights Agreement, is attached hereto as Exhibit 1 and is incorporated herein by reference.

Except as set forth or incorporated by reference in this Item 6, neither BET nor any of the other persons identified in paragraph (a) of Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1:  Stock Purchase Agreement, dated as of November 26, 2003, between BET Associates, L.P. and Velocity Express Corporation

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2003

BET ASSOCIATES, L.P.

By: BRU HOLDINGS CO., LLC

Its General Partner

By: Bruce E. Toll
Bruce E. Toll
Member

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